UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K/A

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **September 9, 2008**



_____

Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

_____

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Amendment 1 is being filed to furnish: 1) audited financial statements of the acquired company as required by Rule 3-05(b) of Regulation S-X; and 2) pro forma financial information as required by Article 11 of Regulation S-X, both in connection with the transaction described in Item 2.01 of this Current Report on Form 8-K, originally filed on September 11, 2008.

Item 9.01   Financial Statements and Exhibits

(a) Financial statements of businesses acquired

Consolidated Financial Statements of MDA Holdings, Inc. and Subsidiaries for the years ending December 31, 2007 and 2006 with the Report of Independent Auditor are filed as Exhibit 99.1 to this Current Report.

Consolidated Financial Statements of Jamestown Indemnity, Ltd. for the years ending December 31, 2007 and 2006 with the Report of Independent Auditor are filed as Exhibit 99.2 to this Current Report on Form 8-K.

Unaudited Consolidated Financial Statements of MDA Holdings, Inc. and Subsidiaries for the six months ending June 30, 2008 and 2007 are filed as Exhibit 99.3 to this Current Report.

(b) Pro forma financial information

The Unaudited Pro Forma Consolidated Financial Information of Cross Country Healthcare, Inc. and MDA for the three months ended March 31, 2008, the six months ended June 30, 2008, as of June 30, 2008, the nine months ended September 30, 2008 and for the year ended December 31, 2007 are filed as Exhibit 99.4 to this Current Report on Form 8-K.

(d) Exhibits

Exhibit	Description
1.01*	Credit Agreement, dated November 10, 2005 and Amended and Restated as of September 9, 2008, by and among Cross Country Healthcare, Inc. as Borrower and the Lenders referenced therein
10.1**	Purchase Agreement, dated as of July 22, 2008, by and among Cross Country Healthcare, Inc., StoneCo H, Inc., MDA Holdings, Inc., Medical Doctor Associates, Inc., Allied Health Group, Inc., Credent Verification and Licensing Services, Inc. and Jamestown Indemnity, Ltd., and MDA Employee Stock Ownership and 401(k) Plan – ESOP Component Trust
23.1	Consent of Moore and Cubbedge LLP
23.2	Consent of Grant Thornton
99.1	Consolidated Financial Statements of MDA Holdings, Inc. and Subsidiaries for the years ending December 31, 2007 and 2006 with Report of Independent Auditor
99.2	Consolidated Financial Statements of Jamestown Indemnity, Ltd. for the years ending December 31, 2007 and 2006 with Report of Independent Auditor
99.3	Unaudited Consolidated Financial Statements of MDA Holdings, Inc. and Subsidiaries for the six months ending June 30, 2008 and 2007
99.4	The Unaudited Pro Forma Consolidated Financial Information of Cross Country Healthcare, Inc. and MDA for the three months ended March 31, 2008, the six months ended June 30, 2008, as of June 30, 2008, the nine months ended September 30, 2008 and for the year ended December 31, 2007

_____

*   Previously filed as an exhibit to the Company's Form 8-K dated September 9, 2009, and incorporated by reference herein.

**   Previously filed as an exhibit to the Company's Form 8-K dated July 22, 2009, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL
Emil Hensel
Chief Financial Officer

Dated: November 25, 2008

LINKS

Item 9.01   Financial Statements and Exhibits

EXHIBIT 23.1



MOORE & CUBBEDGE LLP
Certified Public Accountants & Advisors

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-120189) and the related Prospectus of Cross Country Healthcare, Inc.;

(2) Registration Statement (Form S-8 No. 333-74862) pertaining to Cross Country Healthcare, Inc.'s Amended and Restated 1999 Stock Option Plan and Cross Country Healthcare, Inc.'s Amended and Restated Equity Participation Plan; and

(3) Registration Statement (Form S-8 No. 333-145484) pertaining to Cross Country Healthcare, Inc.'s 2007 Stock Incentive Plan

of our report dated April 16 and November 19, 2008 with respect to the consolidated financial statements and schedules of MDA Holdings, Inc. and Subsidiaries, for the year ended December 31, 2007.

Moore & Cubbedge, LLP

Moore and Cubbage, LLP
Certified Public Accountants

Marietta, Georgia
November 19, 2008

EXHIBIT 23.2



Grant Thornton

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-120189) and the related Prospectus of Cross Country Healthcare, Inc.;

(2) Registration Statement (Form S-8 No. 333-74862) pertaining to Cross Country Healthcare, Inc.'s Amended and Restated 1999 Stock Option Plan and Cross Country Healthcare, Inc.'s Amended and Restated Equity Participation Plan; and

(3) Registration Statement (Form S-8 No. 333-145484) pertaining to Cross Country Healthcare, Inc.'s 2007 Stock Incentive Plan

of our report dated November 19, 2008 with respect to the consolidated financial statements of Jamestown Indemnity, Ltd., for the year ended December 31, 2007.

Grant Thornton

Grant Thornton
Grand Cayman, Cayman Islands
November 19, 2008

EXHIBIT 99.1

**MDA HOLDINGS, INC. AND
SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2007 and 2006**

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS
For the Years Ended December 31, 2007 and 2006



MOORE & CUBBEDGE LLP
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
MDA Holdings, Inc. and Subsidiaries
Norcross, Georgia

We have audited the accompanying consolidated balance sheets of MDA Holdings, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Jamestown Indemnity, LTD, a wholly owned subsidiary, which statements reflect total assets of $10,458,568 and $7,423,454 as of December 31, 2007 and 2006, respectively, and total revenues of $3,245,500 and $3,161,000 for the years ended December 31, 2007 and 2006, respectively. Those statements were audited by other auditors whose report has been furnished to us, and in our opinion, insofar as it relates to the amounts included for Jamestown Indemnity, LTD, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MDA Holdings, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Michael R. Crace Jean K. Hawkins Richard H. Lewis Tammy A. Galvis Donald L. McGrath Jr. Retired: C. Frank Moore Edwin W. Cubbedge III

T 770.422.0500 F 770.421.6440 366 Powder Springs Street Marietta, Georgia 30064 www.moore-cubb.com

FOCUSING ON YOU SINCE 1971

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information listed as supplemental schedules in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements of MDA Holdings, Inc. and Subsidiaries. The information has not been subjected to the auditing procedures applied in the examination of the basic financial statements, and accordingly, we express no opinion on it.

As discussed in Note 15 to the financial statements, the 2007 financial statements have been restated to correct a misstatement.

Moore & Cubbedge, LLP

Moore & Cubbedge, LLP

April 16, 2008,
Except for note 15, as to which the date is November 19, 2008

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

Assets

	Restated 2007	2006
Current Assets:		
Cash	$ 10,411,543	$ 3,210,550
Restricted cash	5,000,000	5,000,000
Receivables:		
Trade - net of allowance of $928,738 and $1,222,297	12,777,565	13,962,256
Unbilled receivables	6,610,711	6,704,131
Due from employees	29,229	9,205
Other	88,216	38,594
Prepaid expenses	152,826	1,070,159
Income tax receivable	7,094	275,616
Total Current Assets	35,077,184	30,270,511
Property and Equipment, at cost:		
Furniture and equipment	1,043,183	936,218
Leasehold improvements	354,468	188,752
Computers and software	2,279,830	1,058,089
WIP - Internally developed software	894,192	—
	4,571,673	2,183,059
Less accumulated depreciation and amortization	(1,839,232)	(1,445,763)
Net Property and Equipment	2,732,441	737,296
Other Assets		
Deposits	27,742	—
Total Assets	$ 37,837,367	$ 31,007,807

See accompanying notes to the consolidated financial statements.

3

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2007 and 2006

Liabilities and Shareholders' Equity

	Restated 2007	2006
Current Liabilities:		
Bank overdraft	$ 1,936,605	$ 2,764,560
Line of credit	—	—
Accounts payable	963,431	883,551
Accrued provider payroll	3,582,464	4,728,240
Accrued commissions, bonuses and vacation	2,259,990	2,086,499
Accrued income taxes	5,851	55,610
Outstanding claims reserve	558,970	77,528
IBNR reserve	6,382,395	5,008,165
Other accrued liabilities	681,510	533,203
Redemption notes - current portion	186,570	—
Term notes - current portion	112,729	—
ESOP notes - current portion	915,326	—
Total Current Liabilities	17,585,841	16,137,356
Long-Term Liabilities:		
Accrued incentive	1,409,386	—
Redemption notes, net of current portion	5,205,249	6,189,666
Term notes, net of current portion	3,887,271	4,000,000
ESOP notes, net of current portion	28,131,601	29,846,927
Total Long-Term Liabilities	38,633,507	40,036,593
Total Liabilities	56,219,348	56,173,949
Shareholders' Equity:		
Common stock, no par value; 100,000,000 authorized; 402,607 shares issued and outstanding	—	—
Retained earnings	9,398,870	4,491,517
Contra equity - unearned ESOP shares	(27,780,851)	(29,657,659)
Total Shareholders' Equity	(18,381,981)	(25,166,142)
Total Liabilities and Shareholders' Equity	$ 37,837,367	$ 31,007,807

See accompanying notes to the consolidated financial statements.

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

	Restated 2007	2006
Sales	$ 158,022,031	$ 146,781,661
Cost of services	117,933,490	112,236,542
Gross profit	40,088,541	34,545,119
Operating expenses:		
Selling, general and administrative expenses	29,629,635	23,974,147
ESOP administrative expenses	149,040	168,873
ESOP compensation expense	1,981,347	330,335
Operating income	8,328,519	10,071,764
Other income (expense):		
Interest income	643,793	251,548
Interest expense	(3,522,169)	(3,826,258)
Miscellaneous	358,020	398,430
Total other income (expense)	(2,520,356)	(3,176,280)
Income from continuing operations before income taxes	5,808,163	6,895,484
Income tax (expense) benefit:		
Current	(368,986)	378,775
Deferred	—	(380,702)
Total income tax (expense) benefit	(368,986)	(1,927)
Income from continuing operations	5,439,177	6,893,557
Discontinued operations:		
Loss from operations of discontinued component	(636,364)	(410,515)
Net income	$ 4,802,813	$ 6,483,042

See accompanying notes to the consolidated financial statements.

5

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Total
Balance, December 31, 2005	$ —	$ —	$(1,771,957)	$(30,207,562)	$(31,979,519)
Release of ESOP shares	—	—	(219,568)	549,903	330,335
Net Income	—	—	6,483,042	—	6,483,042
Balance, December 31, 2006	—	—	4,491,517	(29,657,659)	(25,166,142)
Release of ESOP shares	—	—	104,540	1,876,808	1,981,348
Net Income (restated)	—	—	4,802,813	—	4,802,813
Balance, December 31, 2007 (restated)	$ —	$ —	$ 9,398,870	$(27,780,851)	$(18,381,981)

See accompanying notes to the consolidated financial statements.

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	Restated 2007	2006
Cash Flows from Operating Activities:		
Net income	$ 4,802,813	$ 6,483,042
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	393,469	319,113
Non-cash ESOP expense	1,981,347	330,335
Deferred income taxes	—	380,702
Changes in operating assets and liabilities:		
Restricted cash and cash equivalents	—	(2,500,000)
Receivables	1,208,465	(557,891)
Prepaids	1,760,554	(303,057)
Income tax receivable	268,522	572,012
Deposits	(27,742)	5,000
Accounts payable	79,880	390,567
Bank overdraft	(827,955)	(80,030)
Accrued provider payroll	(1,145,776)	(30,380)
Accrued commissions, bonuses, and vacation	1,582,877	178,183
Losses payable	(16,882)	—
Unearned premium reserve	(787,000)	—
Other accrued liabilities	108,969	(269,563)
Accrued income taxes	(49,759)	23,610
IBNR Reserve	1,855,672	2,764,665
Total adjustments to net income	6,384,641	1,223,266
Net cash provided by operating activities	11,187,454	7,706,308
Cash Flows from Investing Activities:		
Purchase of property, equipment and software	(2,388,614)	(436,761)
Net cash used in investing activities	(2,388,614)	(436,761)

Continued on next page

See accompanying notes to the consolidated financial statements.

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	Restated 2007	2006
Cash Flows from Financing Activities:		
Term note borrowings	—	4,000,000
Repayments on revolving line of credit	—	(5,526,560)
Principal payments on ESOP notes payable	(800,000)	(1,853,026)
Principal payments on redemption notes payable	(797,847)	(2,276,939)
Net cash used in financing activities	(1,597,847)	(5,656,525)
Net increase in cash	7,200,993	1,613,022
Cash at beginning of year	3,210,550	1,597,528
Cash at end of year	$ 10,411,543	$ 3,210,550
Supplemental Disclosures:		
Interest paid in cash	$ 3,522,169	$ 3,826,258
Income taxes paid in cash	$ 378,920	$ 216,847

See accompanying notes to the consolidated financial statements.

1) Summary of Significant Accounting Policies:

Organization and Purpose

MDA Holdings, Inc. and Subsidiaries (the "Company") is primarily engaged in providing staffing solutions to the healthcare community throughout the United States. The Company is also engaged in credentialing and licensing services and provides medical professional liability insurance to the Company through the "Captive".

Principles of Consolidation

The accompanying financial statements include the accounts of all wholly-owned subsidiaries after elimination of all significant intercompany items and transactions. The affiliated companies included within the consolidated financial statements and their related business activities are as follows:

Medical Doctors Associates, Inc.

Medical Doctors Associates, Inc. provides locum tenens and permanent physician staffing solutions to the healthcare community throughout the United States.

Allied Health Group, Inc.

Allied Health Group, Inc. services health care clients with staffing needs in the mid-level or allied health care provider role (Physician Assistants, Nurse Practitioners, Physical Therapist, and Occupational Therapist) on a temporary and permanent basis. The purpose of AHG is to meet the needs of the changing health care industry through the use of quality mid-level health care providers while containing cost and promoting efficiency.

Credent Verification and Licensing, Inc.

Credent is a national, full-service Credentials Verification Organization (CVO) specializing in credentialing and licensing services. The Company discontinued the credentialing and licensing activities of Credent during 2007. See Note 13.

Jamestown Indemnity, LTD

In April 2005, the Company incorporated Caduceus Ltd. (the "Captive") under the Companies Law of the Cayman Islands. Subsequently, in August 2005, the Captive was renamed Jamestown Indemnity, LTD and in September 2005 obtained an unrestricted Class "B" Insurer's License, subject to the provisions of the Cayman Islands Insurance Law. The Captive provides medical professional liability reinsurance, which follows the fortunes of an underlying insurance policy of the Company and its subsidiaries for medical professional liability insurance reinsurance. In most States, the underlying policy has a deductible of the first $500,000 of each occurrence, inclusive of defense costs, and the Company reinsures that risk with the

1) Significant Accounting Policies (Continued):

Captive. The Captive's reinsurance policy is a deductible buy-back reinsurance policy covering the deductible element of the Company's insurance. The reinsurance policy covers the periods from April 1, 2006 to April 1, 2007, and for the period from April 1, 2007 to April 1, 2008.

Basis of Accounting

Assets and liabilities are recorded and revenues and expenses are recognized on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less to be cash equivalents. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007 and 2006, amounts on deposit exceeded federally insured limits by $5,681,190 and $227,391, respectively.

Receivables

The Company provides an allowance for doubtful collections that is based upon review of outstanding receivables, historical collection information, and existing economic conditions. Trade receivables are due 30 days after issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Property and Equipment

Property and equipment are recorded at cost. The capitalization threshold is $1,000. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized over the lesser of the remaining lease terms or the service lives of the improvements using the straight-line method. Costs incurred in the development of software to be used in operations have been capitalized as work in process (WIP) and will be depreciated over the useful life of the internally developed software as the discrete projects come online. Depreciation expense for the years ended December 31, 2007 and 2006 was $393,469 and $319,113, respectively.

1) Significant Accounting Policies (Continued):

Insurance Premiums Written

Insurance premiums are recognized as income over the period covered by the insurance policy. The portion of insurance premiums that will be carried in the future are deferred and reported as unearned premium reserve.

Provisions for Insurance Loss

The Captive provides medical professional liability reinsurance, the nature of which produces an inherent difficulty in quantifying the ultimate cost of settlement of losses which may result from claims on the Company.

The provision for outstanding losses includes an amount for outstanding claims determined from reports and individual cases and an amount based upon estimates by the directors and management for losses incurred but not reported. Such liabilities are necessarily based on estimates and the ultimate cost may be in excess of, or less than, the amounts provided. The methods of making such estimates and for establishing the resulting provision are continually reviewed and any resulting adjustments are reflected in earnings at the time the adjustments are known.

The Company's liability for losses is ultimately based on management's expectations of future events, supported by an actuarial review. It is reasonably possible that the expectations associated with these amounts could change in the near term (i.e., within one year) and that the effect of such changes could be material to the financial statements.

Compensated Absences

The Company allows employees to accumulate up to 5 days of annual leave. Annual leave accumulated in excess of 5 days is forfeited at the end of the year. Upon termination, employees are paid for all accrued annual leave earned and unforfeited.

Income Taxes

Effective January 1, 2006, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and similar state statutes. Under those provisions, the shareholder is responsible for individual income taxes on the Company's taxable income or loss. Certain states do not recognize this election. Tax expense reflected in the financial statements are for amounts due in those states.

2) <u>Restricted Cash</u>

Under the terms of the Company's reinsurance policy it is required to guarantee the payment of claims to its insured parties primary medical malpractice insurance carrier via a letter of credit. The value of this letter of credit amounted to $5,000,000 at December 31, 2007 and 2006, which is secured against cash held by the Captive in a restricted account.

3) <u>Outstanding Loss Reserves</u>

	Restated 2007		2006	
Provision for losses incurred:				
Outstanding case reserves	$	558,970	$	77,528
Incurred but not reported reserve		6,382,395		5,008,165
	$	6,941,365	$	5,085,693

Activity for the outstanding loss provision is summarized as follows:

	Restated 2007		2006	
Balance at beginning of year	$	5,085,693	$	2,321,028
Incurred related to:				
Current period		2,125,074		2,412,593
Prior period		298,087		450,848
		2,423,161		2,863,441
Paid related to:				
Current period		(58,321)		—
Prior Period		(509,168)		(98,776)
		(567,489)		(98,776)
	$	6,941,365	$	5,085,693

4) Line of Credit

Effective November 1, 2005, the Company entered into a financing arrangement with a financial institution which provided a $10,000,000 revolving line of credit with interest at the Prime Rate or LIBOR plus 2.25%. Additionally, the Company was required to pay a Commitment Fee in the amount of three eighths of one percent (.375%) of the daily unused facility. The borrowings are in a first priority position over other debt and are collateralized by ESOP pledged shares and all assets of MDA Holdings, Inc., Medical Doctors Associates, Inc., Allied Health Group, Inc., and Credent, Inc. The Company is required to maintain financial covenants and was in compliance with these covenants as of December 31, 2007 and 2006, respectively. The initial term of the agreement is for a three year period commencing November 1, 2005.

The prime rate at December 31, 2007 and 2006 was 7.25% and 8.25%, respectively. There was no outstanding balance on the line of credit at December 31, 2007 and 2006, respectively.

5) Long-Term Liabilities

The Company has several Stock Redemption and ESOP term notes payable outstanding at December 31, 2007 and 2006. Additionally, the Company has an unsecured term note payable outstanding at December 31, 2007 and 2006. These notes bear interest at 9%. The redemption notes have maturities ranging from May 1, 2018 to January 1, 2027. The ESOP and term notes mature in 2023. Scheduled future principal repayments on these notes as of December 31, 2007 are as follows:

	Redemption Notes	ESOP Notes	Term Note
2008	$ 186,570	$ 915,326	$ 112,729
2009	223,386	1,096,706	135,192
2010	244,341	1,199,586	147,874
2011	267,262	1,312,114	161,745
2012	292,333	1,435,199	176,918
2013 – 2017	1,928,212	9,466,509	1,166,944
2018 - 2022	1,087,887	12,212,006	1,827,064
2023 - 2027	1,161,828	1,409,481	271,534
	$ 5,391,819	$ 29,046,927	$ 4,000,000

6) Operating Lease Commitments

The Company leases office space and equipment under non-cancelable agreements accounted for as operating leases. The following is a schedule of future minimum rental payments under operating leases as of December 31, 2007:

6) Operating Lease Commitments (Continued)

Year Ended December 31,

2008	$	1,012,662
2009		978,086
2010		659,790
2011		630,348
2012		562,646
2013 and thereafter		350,000
	$	4,193,532

Future minimum rental payments include payments under a lease with an entity partially owned by a former shareholder which expires February 28, 2014. Rental expense under this operating lease amounted to $300,000 for 2007 and $300,000 for 2006. Total rental expense under all operating leases amounted to $903,926 and $732,357 for 2007 and 2006, respectively.

7) 401(K) Savings Plan

All permanent employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting the age and length of employment requirement. The plan is administered by the Company. Contributions of the Company are made at the discretion of the Board of Directors. The Company contributed $ 236,357 and $ 96,970 to the plan during the years ended December 31, 2007 and 2006, respectively.

8) Employee Stock Ownership Plan

The Company sponsors a leveraged employee stock ownership plan ("ESOP"). Employees of the Company and its participating subsidiaries are eligible to participate in the Plan provided they are a "Covered Employee". A Covered Employee is any person employed by MDA Holdings, Inc. or its subsidiaries, with the exception of any employee of Allied Health Group, Inc. who is classified as an allied health care provider actually providing healthcare services. Persons not included in the Company's payroll records (i.e. Independent contracting leased employees) are not considered Covered Employees. Effective January 1, 2006, eligible participants must have attained 21 years of age and completed six months of service. Employees vest after completion of three years of service for employees terminating on or after January 1, 2007. A year of service is a calendar year of at least 1,000 hours of service. Service on and after January 1, 2004, will be included in each employees vesting schedule.

During 2005, the ESOP purchased 402,607 shares of common stock from the shareholders of the Company. The transaction was financed by cash and term notes to the shareholders from the ESOP and guaranteed by the Company. The Company accounts for these ESOP shares in accordance with Statement of Position 93-6. The debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the Balance Sheet of the Company. As shares are released from collateral, the Company

8) <u>Employee Stock Ownership Plan (Continued)</u>

Reports compensation expense equal to the current market price of the shares, and the shares become outstanding. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. As of December 31, 2007 and 2006, 287,729 and 307,168 shares remained unallocated, respectively. The Company's stock was estimated to have a value at December 31, 2007 and 2006 of $101.68 and of $58.00 per share, respectively.

9) <u>Stock Redemption</u>

Effective November 11, 2005, the Company redeemed 97,393 shares of treasury stock from its shareholders for a total purchase price of $9,403,489 by entering into term notes. The notes bear interest at 9% and have maturities ranging from May 1, 2018 to January 1, 2027.

10) <u>Advertising Costs</u>

The Company incurs advertising costs related to physician placements. These costs are expensed as incurred. Total advertising costs for 2007 and 2006 were $305,804 and $300,608, respectively.

11) <u>Concentration of Risk</u>

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high quality credit institutions. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

12) <u>Income Taxes</u>

Income tax benefit (expense) is comprised of the following components:

	2007	2006
Current:		
Current Federal Income Tax	$ —	$ 347,945
Current State Income Tax	(368,986)	30,830
	(368,986)	378,775
Deferred Federal & State Income tax	—	(380,702)
	$ (368,986)	$ (1,927)

13) Discontinued Operations

During 2007, certain operations were discontinued within Credent related to licensing and credentialing services. Reclassifications have been made to the 2006 statement of income in order to present the discontinued operations in a consistent manner with the 2007 classifications. Revenues for the discontinued operations for the years ended 2007 and 2006 totaled $639,885 and $646,316, respectively ($497,954 and $437,385, respectively, after eliminations). It is not anticipated that any assets will be disposed of or impaired relative to the discontinued operations.

14) Performance Share Plan

On October 1, 2005 the Company adopted a performance share plan designed to retain designated key employees of the Company and its Subsidiaries. The maximum aggregate award available to the employee group under the plan would be the issuance of 23,151 of performance shares. A performance share is one synthetic equity unit with a value equal to the fair market value of one share of Company stock held by the MDA Holdings, Inc. ESOP Plan.

Additionally, on January 1, 2007 the Company adopted the 2007 Tier II Performance Share Plan. The maximum aggregate award available to the employee group under this plan would be the issuance of 15,000 of performance shares. A performance share is one synthetic equity unit with a value equal to the fair market value of one share of Company stock held by the MDA Holdings, Inc. ESOP Plan.

Financial performance goals were established and the performance periods to which the award relates begin January 1, 2006 and January 1, 2007. Performance shares would be eligible for vesting at the rate of 20 percent for each performance period based on rolling three-year performance periods (with the exception that the first performance period is composed of two years) beginning January 1, 2006 and ending December 31, 2011 unless other arrangements have been agreed to in individual award agreements.

Subject to certain provisions, any earned and vested performance shares will be converted to a cash amount, based on the fair market value of company stock as of the date of the participant's termination of service. 20 percent of all converted performance shares will be paid on or as soon as practicable after the May 1st which follows the date of conversion. The remaining 80 percent will be paid in 20 percent installments on the successive anniversaries of the date on which the first installment is paid. In the event of a change in control, all vested and unvested performance shares will be paid, in a single sum in cash, on the date on which the change in control occurs.

14) Performance Share Plan (Continued)

At December 31, 2007, the liability for vested share units and compensation cost for the year totaled $1,409,386. The number and value of the vested share units at December 31, 2007 were as follows:

	Unit Value	Vested Units	Total
2005 Plan	$ 101.68	9,361	$ 951,826
2007 Plan	$ 101.68	4,500	$ 457,560
		13,861	$ 1,409,386

An external valuation was performed to estimate an ending fair value using a combination of the Discounted Cash Flow Method, the Merged and Acquired Method, and the Guideline Public Company Method. The estimated value was determined to be $105 per share. After considering the synthetic units vested at December 31, 2007, management estimates that the diluted fair market value of outstanding shares and synthetic units vested to be $101.68.

15) Restatement

These financial statements have been restated from the balances previously reported to reflect an adjustment of $365,704 to the outstanding loss reserves which were understated, as of December 31, 2007. This adjustment is the result of an error in the calculation of the 2007 year end balance.

SUPPLEMENTAL SCHEDULES

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2007

	MDA Holdings, Inc.	MDA	Allied Health Group	Credent	Jamestown Indemnity, LTD	Subtotal	Eliminating Entries	Consolidated Total
Assets								
Current assets:								
Cash	$ 5,782,890	$ 64	$ 440	$ —	$ 4,628,149	$ 10,411,543	$ —	$ 10,411,543
Restricted cash	—	—	—	—	5,000,000	5,000,000	—	5,000,000
Receivables:								
Trade, net of allowance	—	12,397,011	317,845	62,709	—	12,777,565	—	12,777,565
Unbilled receivables	—	6,315,446	295,265	—	—	6,610,711	—	6,610,711
Due from employees	5,700	23,529	—	—	—	29,229	—	29,229
Other	76,730	11,486	—	—	819,500	907,716	(819,500)	88,216
Intercompany receivable:								
Due from Credent	97,245	—	—	—	—	97,245	(97,245)	—
Due from MDA	—	—	—	108,053	—	108,053	(108,053)	—
Due from AHG	36,373	—	—	6,232	—	42,605	(42,605)	—
Due from MDA Holdings	—	—	—	—	—	—	—	—
Prepaid expenses	55,701	—	17,300	—	10,919	83,920	—	83,920
Prepaid insurance	—	—	37,835	—	—	37,835	—	37,835
Prepaid software license fees	31,071	—	—	—	—	31,071	—	31,071
Income tax receivable	7,094	—	—	—	—	7,094	—	7,094
Total current assets	6,092,804	18,747,536	668,685	176,994	10,458,568	36,144,587	(1,067,403)	35,077,184
Property and equipment, at cost:								
Furniture and equipment	165,324	826,336	—	51,523	—	1,043,183	—	1,043,183
Leasehold improvements	204,540	149,928	—	—	—	354,468	—	354,468
Computers and software	755,708	1,448,539	1,464	74,119	—	2,279,830	—	2,279,830
WIP - Internally developed software	—	894,192	—	—	—	894,192	—	894,192
Less accumulated depreciation	(223,589)	(1,516,099)	(762)	(98,782)	—	(1,839,232)	—	(1,839,232)
Net property and equipment	901,983	1,802,896	702	26,860	—	2,732,441	—	2,732,441
Other assets:								
Deposits	—	27,742	—	—	—	27,742	—	27,742
Investment in AHG	422,633	—	—	—	—	422,633	(422,633)	—
Investment in Credent	(10,918)	—	—	—	—	(10,918)	10,918	—
Investment in Jamestown Indemnity, LTD	2,598,536	—	—	—	—	2,598,536	(2,598,536)	—
Investment in MDA	12,198,110	—	—	—	—	12,198,110	(12,198,110)	—
Total other assets	15,208,361	27,742	—	—	—	15,236,103	(15,208,361)	27,742
Total assets	$ 22,203,148	$ 20,578,174	$ 669,387	$ 203,854	$ 10,458,568	$ 54,113,131	$ (16,275,764)	$ 37,837,367
Current liabilities:								
Bank overdraft	$ 93,741	$ 1,813,063	$ 27,784	$ 2,017	$ —	$ 1,936,605	$ —	$ 1,936,605
Accounts payable	104,653	846,796	—	11,982	—	963,431	—	963,431
Accrued provider payroll	—	3,423,832	158,632	—	—	3,582,464	—	3,582,464
Accrued incentives	249,042	1,983,484	12,464	15,000	—	2,259,990	—	2,259,990
Accrued income taxes	—	5,851	—	—	—	5,851	—	5,851
Outstanding claims reserve	—	—	—	—	1,100,352	1,100,352	—	1,100,352
IBNR reserve	—	—	—	—	5,841,013	5,841,013	—	5,841,013
Unearned premium reserve	—	—	—	—	819,500	819,500	(819,500)	—
Other accrued liabilities	289,560	198,985	5,269	88,529	99,167	681,510	—	681,510
Redemption notes — current portion	186,570	—	—	—	—	186,570	—	186,570
Term notes - current portion	112,729	—	—	—	—	112,729	—	112,729
ESOP notes - current portion	915,326	—	—	—	—	915,326	—	915,326
Intercompany payables:								
Due to Credent	—	108,053	6,232	—	—	114,285	(114,285)	—
Due to MDA Holdings	—	—	36,373	97,245	—	133,618	(133,618)	—
Total current liabilities	1,951,621	8,380,064	246,754	214,773	7,860,032	18,653,244	(1,067,403)	17,585,841
Long-term liabilities:								
Accrued incentive	1,409,386	—	—	—	—	1,409,386	—	1,409,386
Redemption notes, net of current portion	5,205,249	—	—	—	—	5,205,249	—	5,205,249
Term notes, net of current portion	3,887,271	—	—	—	—	3,887,271	—	3,887,271
ESOP notes, net of current portion	28,131,601	—	—	—	—	28,131,601	—	28,131,601
Total long-term liabilities	38,633,507	—	—	—	—	38,633,507	—	38,633,507
Total liabilities	40,585,128	8,380,064	246,754	214,773	7,860,032	57,286,751	(1,067,403)	56,219,348
Shareholders' equity :								
Common stock	—	—	500	—	250	750	(750)	—
Additional paid in capital	—	10,941,193	—	—	1,014,750	11,955,943	(11,955,943)	—
Retained earnings	4,596,058	(6,317,941)	488,978	287,965	417,100	(527,840)	5,123,897	4,596,057
Current income (loss)	4,802,813	7,574,858	(66,845)	(298,884)	1,166,436	13,178,378	(8,375,565)	4,802,813
Contra equity - unearned ESOP shares	(27,780,851)	—	—	—	—	(27,780,851)	—	(27,780,851)
Total shareholders' equity	(18,381,980)	12,198,110	422,633	(10,919)	2,598,536	(3,173,620)	(15,208,361)	(18,381,981)
Total liabilities and shareholders equity	$ 22,203,148	$ 20,578,174	$ 669,387	$ 203,854	$ 10,458,568	$ 54,113,131	$ (16,275,764)	$ 37,837,367

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2007

	MDA Holdings, Inc.	MDA	Allied Health Group	Credent	Jamestown Indemnity, LTD	Subtotal	Eliminating Entries	Consolidated Total
Sales	$ —	$ 152,778,671	$ 7,178,585	$ 1,427,513	$ —	$ 161,384,769	$ (3,362,738)	$ 158,022,031
Fees	11,895,218	—	—	—	—	11,895,218	(11,895,218)	—
Underwriting income	—	—	—	—	3,245,500	3,245,500	(3,245,500)	—
	11,895,218	152,778,671	7,178,585	1,427,513	3,245,500	176,525,487	(18,503,456)	158,022,031
Cost of sales / underwriting expense	—	116,202,812	5,875,778	34,308	2,423,161	124,536,059	(6,602,569)	117,933,490
Gross profit	11,895,218	36,575,859	1,302,807	1,393,205	822,339	51,989,428	(11,900,887)	40,088,541
Operating expenses:								
Selling, general & administrative expenses	10,057,541	17,408,743	1,095,781	971,585	95,985	29,629,635	—	29,629,635
ESOP administration	149,040	—	—	—	—	149,040	—	149,040
ESOP compensation expense	1,981,347	—	—	—	—	1,981,347	—	1,981,347
Management fee	—	11,545,693	271,254	78,271	—	11,895,218	(11,895,218)	—
Total operating expenses	12,187,928	28,954,436	1,367,035	1,049,856	95,985	43,655,240	(11,895,218)	31,760,022
Operating income (loss)	(292,710)	7,621,423	(64,228)	343,349	726,354	8,334,188	(5,669)	8,328,519
Other income (expense) :								
Interest income	162,202	41,509	—	—	440,082	643,793	—	643,793
Interest expense	(911,787)	—	—	—	—	(911,787)	—	(911,787)
Interest expense - ESOP	(2,610,382)	—	—	—	—	(2,610,382)	—	(2,610,382)
Miscellaneous	183,687	173,755	578	—	—	358,020	—	358,020
Investment Income:								
Income from MDA	7,574,858	—	—	—	—	7,574,858	(7,574,858)	—
Income (loss) from AHG	(66,845)	—	—	—	—	(66,845)	66,845	—
Income from Credent	343,149	—	—	—	—	343,149	(343,149)	—
Income from Jamestown	1,166,436	—	—	—	—	1,166,436	(1,166,436)	—
Total other income (expense)	5,841,318	215,264	578	—	440,082	6,497,242	(9,017,598)	(2,520,356)
Income from continuing operations before income taxes	5,548,608	7,836,687	(63,650)	343,349	1,166,436	14,831,430	(9,023,267)	5,808,163
Income tax expense	(103,762)	(261,829)	(3,195)	(200)	—	(368,986)	—	(368,986)
Income (loss) from continuing operations	5,444,846	7,574,858	(66,845)	343,149	1,166,436	14,462,444	(9,023,267)	5,439,177
Discontinued operations:								
Loss from operations of discontinued component - Credent	(642,033)	—	—	(642,033)	—	(1,284,066)	647,702	(636,364)
Net income (loss)	$ 4,802,813	$ 7,574,858	$ (66,845)	$ (298,884)	$ 1,166,436	$ 13,178,378	$ (8,375,565)	$ 4,802,813

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	MDA Holdings, Inc.	MDA	Allied Health Group	Credent	Jamestown Indemnity, LTD	Subtotal	Eliminating Entries	Consolidated Total
Net Income (Loss)	$ 4,802,813	$ 7,574,858	$ (66,845)	$ (298,884)	$ 1,166,436	13,178,378	$ (8,375,565)	4,802,813
Adjustments to reconcile net income to net cash provided by operating activities:								
Depreciation and amortization	181,266	181,856	470	29,877	—	393,469	—	393,469
Non-cash ESOP expense	1,981,347	—	—	—	—	1,981,347	—	1,981,347
Earnings of equity investees	(192,266)	—	—	—	—	(192,266)	192,266	—
Changes in operating assets and liabilities:								
Accounts receivable	—	1,174,827	3,523	6,341	(819,500)	365,191	819,500	1,184,691
Accounts receivable- intercompany	(78,145)	792,196	42,951	131,023	—	888,025	(888,025)	—
Employee receivables	(750)	(19,274)	—	—	—	(20,024)	—	(20,024)
Other	(66,730)	17,108	—	—	—	(49,622)	—	(49,622)
Unbilled receivables	3,332	60,402	29,686	—	—	93,420	—	93,420
Prepaid expenses	30,147	1,751,537	(35,135)	13,458	547	1,760,554	—	1,760,554
Income tax receivable	268,522	—	—	—	—	268,522		268,522
Deposits	—	(27,742)	—	—	—	(27,742)		(27,742)
Bank overdraft	(95,940)	(734,020)	12,260	(10,255)	—	(827,955)	—	(827,955)
Accounts payable	(97,918)	177,596	—	202	—	79,880	—	79,880
Losses payable	—	—	—	—	(16,882)	(16,882)	—	(16,882)
Accounts payable- intercompany	(835,147)	(132,822)	38,172	41,772	—	(888,025)	888,025	—
Accrued provider payroll	—	(1,119,286)	(26,490)	—	—	(1,145,776)	—	(1,145,776)
Accrued bonuses and commissions	1,264,928	300,910	2,039	15,000	—	1,582,877	—	1,582,877
Unearned premium reserve	—	—	—	—	32,500	32,500	(819,500)	(787,000)
Other accrued liabilities	251,642	(226,492)	(191)	86,622	(2,612)	108,969	—	108,969
Outstanding loss reserve	—	—	—	—	1,855,672	1,855,672	—	1,855,672
Income tax payable	—	(49,759)	—	—	—	(49,759)	—	(49,759)
Total adjustments to net income	2,614,288	2,147,037	67,285	314,040	1,049,725	6,192,375	192,266	6,384,641
Net cash provided by (used in) operating activities	7,417,101	9,721,895	440	15,156	2,216,161	19,370,753	(8,183,299)	11,187,454
Cash flows from investing activities:								
Purchase of property and equipment	(828,584)	(1,544,874)	—	(15,156)	—	(2,388,614)	—	(2,388,614)
Net cash provided by (used in) in investing activities	(828,584)	(1,544,874)	—	(15,156)	—	(2,388,614)	—	(2,388,614)
Cash flow from financing activities:								
ESOP note payments	(800,000)	—	—	—	—	(800,000)	—	(800,000)
Redemption note payments	(797,847)	—	—	—	—	(797,847)	—	(797,847)
Dividends paid	—	(8,183,299)	—	—	—	(8,183,299)	8,183,299	—
Net cash provided by (used in) financing activities	(1,597,847)	(8,183,299)	—	—	—	(9,781,146)	8,183,299	(1,597,847)
Net increase (decrease) in cash	4,990,670	(6,278)	440	—	2,216,161	7,200,993	—	7,200,993
Cash at beginning of year	792,220	6,342	—	—	2,411,988	3,210,550	—	3,210,550
Cash at end of year	$ 5,782,890	$ 64	$ 440	$ —	$ 4,628,149	$ 10,411,543	$ —	$ 10,411,543

EXHIBIT 99.2

JAMESTOWN INDEMNITY, LTD.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007 AND 2006

JAMESTOWN INDEMNITY, LTD.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Jamestown Indemnity, Ltd.

We have audited the balance sheets of Jamestown Indemnity, Ltd. (the "Company") as at December 31, 2007 and 2006 and the related statements of earnings, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jamestown Indemnity, Ltd. as at December 31, 2007 and 2006 and the results of its operations, changes in shareholder equity's and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

This report, including the opinion, has been prepared for and only for the Company's directors and shareholder as a body and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come except where expressly agreed by our prior consent in writing.

Grant Thornton

Grand Cayman, Cayman Islands

November 19, 2008

JAMESTOWN INDEMNITY, LTD.
BALANCE SHEETS
AS AT DECEMBER 31, 2007 AND 2006

(Expressed in United States dollars)

	Note	2007 US$	2006 US$
ASSETS			
Cash and cash equivalents		4,628,149	2,411,988
Restricted cash	3	5,000,000	5,000,000
Insurance balance receivable		819,500	—
Prepayments		10,919	11,466
Total Assets		**US$ 10,458,568**	**US$ 7,423,454**
LIABILITIES AND SHAREHOLDER'S EQUITY			
LIABILITIES			
Accounts payable and accruals		37,138	39,750
Unearned premium reserve		819,500	787,000
Losses payable		62,029	78,911
Outstanding loss reserves	4	6,941,365	5,085,693
Total liabilities		7,860,032	5,991,354
SHAREHOLDER'S EQUITY			
Share capital	5	250	250
Contributed surplus	7	765,000	765,000
Share premium	6	249,750	249,750
Retained earnings		1,583,536	417,100
Total shareholder's equity		2,598,536	1,432,100
Total liabilities and shareholder's equity		**US$ 10,458,568**	**US$ 7,423,454**

See accompanying notes to the financial statements.

JAMESTOWN INDEMNITY, LTD.
STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in United States dollars)

	Note	2007 US$	2006 US$
UNDERWRITING INCOME			
Premiums written		3,278,000	3,148,000
Movement in unearned premiums		(32,500)	13,000
Total underwriting income		**3,245,500**	**3,161,000**
UNDERWRITING EXPENSES			
Claims paid and expenses	4	567,489	98,776
Change in outstanding loss reserves		1,855,672	2,764,665
	4	2,423,161	2,863,441
Net underwriting income		**822,339**	**297,559**
ADMINISTRATION EXPENSES			
Management fees		35,000	35,000
Actuarial fees		18,934	43,765
Letter of credit charges		17,906	9,135
Audit fees		12,057	12,068
Government fees		9,750	9,354
Registered office fees		1,200	800
Bank charges		620	700
Communication expenses		518	661
Legal fees		—	3,985
		95,985	115,468
Bank interest income		440,082	198,391
NET PROFIT		1,166,436	380,482

See accompanying notes to the financial statements.

JAMESTOWN INDEMNITY, LTD.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in United States dollars)

	Total US$	Retained earnings US$	Share premium US$	Contributed surplus US$	Share capital US$
Balance as at December 31, 2005	801,618	36,618	249,750	515,000	250
Contributed surplus	250,000	—	—	250,000	—
Net profit for year	380,482	380,482	—	—	—
Balance as at December 31, 2006	1,432,100	417,100	249,750	765,000	250
Net profit for year	1,166,436	1,166,436	—	—	—
Balance as at December 31, 2007	**US$ 2,598,536**	**US$ 1,583,536**	**US$ 249,750**	**US$ 765,000**	**US$ 250**

See accompanying notes to the financial statements.

JAMESTOWN INDEMNITY, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in United States dollars)	2007 US$	2006 US$
Operating activities		
Net profit	1,166,436	380,482
Adjustments to reconcile net income to net cash provided by operating activities:		
Restricted cash	—	(2,500,000)
Insurance balance receivable	(819,500)	—
Prepayments	547	(2,356)
Accounts payable and accruals	(2,612)	29,250
Unearned premium reserve	32,500	(13,000)
Losses payable	(16,882)	78,655
Outstanding loss reserves	1,855,672	2,764,665
Cash provided by operating activities	2,216,161	737,696
Financing activities		
Addition to contributed surplus	—	250,000
Cash provided by financing activities	—	250,000
Net increase in cash and cash equivalents	2,216,161	987,696
Cash and cash equivalents at beginning of year	2,411,988	1,424,292
Cash and cash equivalents at end of year	US$ 4,628,149	US$ 2,411,988

See accompanying notes to the financial statements.

5

JAMESTOWN INDEMNITY, LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in United States dollars)

1. INCORPORATION AND PRINCIPAL ACTIVITY

Jamestown Indemnity, Ltd (the "Company") was originally incorporated as Caduceus Ltd on April 29, 2005 under the Companies Law of the Cayman Islands. The Company changed its name and on September 6, 2005 and obtained an Unrestricted Class "B" Insurer's License, subject to the provisions of the Cayman Islands Insurance Law.

The Company is a wholly owned subsidiary of Medical Doctors Association, Inc (the "Parent"), a national solution provider to hospitals and healthcare organizations, based in the United States of America. The Parent company provides locum tenens and contract staffing for all specialties with an emphasis on pediatrics, primary care, surgical specialties, psychiatry, anesthesiology, radiology, and emergency medicine. The Parent conducts business throughout the United States of America.

The Company provides medical professional liability reinsurance, which follows the fortunes of an underlying insurance policy of its Parent and its Parent's controlled or associated entities for medical professional liability insurance. In most states of the USA the underlying policy has a deductible of the first US$500,000 of each occurrence, inclusive of defense costs, and it reinsures that risk with the Company. The Company's reinsurance policy is a deductible buy-back reinsurance policy. The Company's reinsurance policies cover the periods from April 1, 2006 to April 1, 2007 and for the period from April 1, 2007 to April 1, 2008.

2. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that the amounts included in the financial statements reflect the Company's best estimates and assumptions, actual results could differ from these estimates. The principal accounting policies are as follows:

Insurance premiums written

Insurance premiums are recognized as income over the period covered by the insurance policy. The portion of insurance premiums that will be carried in the future are deferred and reported as unearned premium reserve.

Outstanding loss reserves

The Company provides medical professional liability insurance, the nature of which produces an inherent difficulty in quantifying the ultimate cost of settlement of losses which may result from claims on the Company.

The provision for outstanding loss reserves includes an amount for outstanding claims determined from reports and individual cases and an amount based upon estimates by the directors and management for losses incurred but not reported. Such liabilities are necessarily based on estimates and the ultimate cost may be in excess of, or less than, the amounts provided. The methods of making such estimates and for establishing the resulting provision are continually reviewed and any resulting adjustments are reflected in earnings at the time the adjustments are known.

The Company's liability for losses is ultimately based on management's expectations of future events, supported by an actuarial review. It is reasonably possible that the expectations associated with these amounts could change in the near term (i.e., within one year) and that the effect of such changes could be material to the financial statements.

6

(Expressed in United States dollars)

2. PRINCIPAL ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

3. RESTRICTED CASH

Under the terms of the Company's reinsurance policy it is required to guarantee the payment of claims to its insured parties via a letter of credit. At December 31, 2007 the value of this letter of credit amounted to US$5,000,000 (2006: US$5,000,000) which is secured against the cash held in a restricted account.

4. OUTSTANDING LOSS RESERVES

	2007 US$	2006 US$
Provision for losses incurred		
Outstanding case reserves	558,970	77,528
Incurred but not reported reserve	6,382,395	5,008,165
	6,941,365	5,085,693

Activity for the outstanding loss provision is summarized as follows:

	2007	2006
Balance at beginning of year	5,085,693	2,321,028
Incurred related to:		
Current period	1,766,134	2,412,593
Prior period	657,027	450,848
	2,423,161	2,863,441
Paid related to:		
Current period	(58,321)	—
Prior period	(509,168)	(98,776)
	(567,489)	(98,776)
	US$ 6,941,365	**US$ 5,085,693**

5. SHARE CAPITAL

	2007 US$	2006 US$
Authorized		
50,000 shares of US$1.00 each	**US$ 50,000**	**US$ 50,000**
Issued and fully paid		
250 shares of US$1.00 each	**US$ 250**	**US$ 250**

(Expressed in United States dollars)

6. SHARE PREMIUM

This balance represents the excess of the proceeds of issuing shares acquired over and above the par value of the shares.

7. CONTRIBUTED SURPLUS

This balance represents additional funds paid into the Company by its Parent, in order to increase the Company's capitalization, and therefore enable it to write a larger policy premium.

8. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

United States accounting standards require all entities to disclose the fair value of financial instruments, both assets and liabilities that are recognized and not recognized in the balance sheet for which it is practicable to estimate fair value.

Fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, insurance balances receivable, accounts payable, accruals, losses payable and outstanding loss reserves. Management does not anticipate any material losses from any concentrations of credit risk and has mitigated its risk by choosing two major international banks located in the United States of America and the Cayman Islands.

9. TAXATION

Presently no taxation is imposed on income or capital gains the Cayman Islands. Accordingly, no taxation has been recorded in the financial statements.

10. RELATED PARTIES

The Company's directors hold positions with the Company's Parent in the roles of executive vice president, chief financial officer, and as a board member.

11. CONCENTRATION OF RISK AND ECONOMIC DEPENDENCE

As described in Note 1, the premium written is in respect of related parties. The Company is considered to be economically dependent on its Parent.

12. SUBSEQUENT EVENTS

On September 9, 2008, 100% of the share capital of the Company was transferred from MDA Holdings, Inc. (formerly known as Medical Doctor Associates, Inc.) to StoneCo H, Inc. StoneCo H, Inc. was subsequently renamed as MDA Holdings, Inc. MDA Holdings, Inc. (formerly known as StoneCo H, Inc.) is 100% owned by the new ultimate parent, Cross Country Healthcare, Inc.

EXHIBIT 99.3

**MDA HOLDINGS, INC. AND
SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Periods Ended June 30, 2008 and 2007**

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

Page(s)

Consolidated Financial Statements:

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

Assets

	June 30, 2008	December 31, 2007
Current Assets:		
Cash	$ 6,859,144	$ 10,411,543
Restricted cash	5,000,000	5,000,000
Receivables:		
Trade - net of allowance of $1,042,003, $798,172	16,525,325	12,777,565
Unbilled receivables	7,007,855	6,610,711
Due from employees	4,377	29,229
Other	23,258	88,216
Prepaid expenses	2,323,688	152,826
Income tax receivable	—	7,094
Total Current Assets	37,743,647	35,077,184
Property and Equipment, at cost:		
Furniture and equipment	1,075,980	1,043,183
Leasehold improvements	369,487	354,468
Computers and software	4,159,368	2,279,830
WIP - Internally developed software	—	894,192
	5,604,835	4,571,673
Less accumulated depreciation and amortization	(2,215,680)	(1,839,232)
Net Property and Equipment	3,389,155	2,732,441
Other Assets		
Deposits	27,742	27,742
Total Assets	$ 41,160,544	$ 37,837,367

See accompanying notes to the consolidated financial statements.

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

Liabilities and Shareholders' Equity

	June 30, 2008	December 31, 2007
Current Liabilities:		
Bank overdraft	$ 3,021,226	$ 1,936,605
Accounts payable	1,061,203	963,431
Accrued provider payroll	4,287,374	3,582,464
Accrued commissions, bonuses and vacation	2,457,774	2,259,990
Accrued income taxes	—	5,851
Outstanding claims reserve	955,983	558,970
IBNR reserve	6,931,284	6,382,395
Other accrued liabilities	551,095	681,510
Redemption notes - current portion	213,592	186,570
Term notes - current portion	412,973	112,729
ESOP notes - current portion	1,048,625	915,326
Total Current Liabilities	20,941,129	17,585,841
Long-Term Liabilities:		
Accrued incentive	5,083,787	1,409,386
Redemption notes, net of current portion	5,096,060	5,205,249
Term notes, net of current portion	513,093	3,887,271
ESOP notes, net of current portion	27,511,699	28,131,601
Total Long-Term Liabilities	38,204,639	38,633,507
Total Liabilities	59,145,768	56,219,348
Shareholders' Equity:		
Common stock, no par value; 100,000,000 authorized; 402,607 shares issued and outstanding	—	—
Retained earnings	9,795,627	9,398,870
Contra equity - unearned ESOP shares	(27,780,851)	(27,780,851)
Total Shareholders' Equity	(17,985,224)	(18,381,981)
Total Liabilities and Shareholders' Equity	$ 41,160,544	$ 37,837,637

See accompanying notes to the consolidated financial statements.

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Six Months Ended	
	June 30, 2008	June 30, 2007
Sales	$ 84,714,849	$ 77,500,046
Cost of services	63,201,552	58,024,497
Gross profit	21,513,297	19,475,549
Operating expenses:		
Selling, general and administrative expenses	19,299,671	13,643,498
ESOP administrative expenses	396,061	90,031
ESOP compensation expense	—	—
Operating income	1,817,565	5,742,020
Other income (expense):		
Interest income	243,961	306,637
Interest expense	(1,654,565)	(1,801,100)
Miscellaneous	141,087	122,215
Total other income (expense)	(1,269,517)	(1,372,248)
Income from continuing operations before income taxes	548,048	4,369,772
Income tax (expense) benefit:		
Current	(151,291)	(264,681)
Deferred	—	—
Total income tax (expense) benefit	(151,291)	(264,681)
Income from continuing operations	396,757	4,105,091
Discontinued operations:		
Loss from operations of discontinued component	—	(326,467)
Net income	$ 396,757	$ 3,778,624

See accompanying notes to the consolidated financial statements.

3

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Total
Balance, December 31, 2006	$ —	$ —	$ 4,491,517	$ (29,657,659)	$ (25,166,142)
Release of ESOP shares	—	—	104,540	1,876,808	1,981,348
Net Income	—	—	4,802,813	—	4,802,813
Balance, December 31, 2007	—	—	9,398,870	(27,780,851)	(18,381,981)
Release of ESOP shares	—	—	—	—	—
Net Income	—	—	396,757	—	396,757
Balance, June 30, 2008	$ —	$ —	$ 9,795,627	$ (27,780,851)	$ (17,985,224)

See accompanying notes to the consolidated financial statements.

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended	
	June 30, 2008	June 30, 2007
Cash Flows from Operating Activities:		
Net income	$ 396,757	$ 3,778,624
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	376,448	177,012
Non-cash ESOP expense	—	—
Deferred income taxes	—	—
Changes in operating assets and liabilities:		
Restricted cash and cash equivalents	—	—
Receivables	(4,055,094)	190,006
Prepaids	(2,170,862)	1,031,653
Income tax receivable	7,094	251,074
Accounts payable	97,772	(528,144)
Bank overdraft	1,084,621	(367,322)
Accrued provider payroll	704,910	(401,173)
Accrued commissions, bonuses, and vacation	197,784	(508,626)
Losses payable	—	—
Other accrued liabilities	(130,416)	654,338
Accrued PSP	3,674,401	704,714
Accrued income taxes	(5,851)	(55,610)
Outstanding claims reserve	397,013	454,131
IBNR Reserve	548,889	359,551
Total adjustments to net income	726,709	1,961,604
Net cash provided by operating activities	1,123,466	5,740,228
Cash Flows from Investing Activities:		
Purchase of property, equipment and software	(1,033,162)	(623,444)
Net cash used in investing activities	(1,033,162)	(623,444)

Continued on next page

See accompanying notes to the consolidated financial statements.

MDA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended	
	June 30, 2008	**June 30, 2007**
Cash Flows from Financing Activities:		
Term note repayments	(3,073,934)	—
Principal payments on ESOP notes payable	(486,603)	(800,000)
Principal payments on redemption notes payable	(82,167)	(797,847)
Net cash used in financing activities	(3,642,704)	(1,597,847)
Net (decrease) increase in cash	(3,552,400)	3,518,937
Cash at beginning of year	10,411,543	3,210,550
Cash at end of year	$ 6,859,143	$ 6,729,487
Supplemental Disclosures:		
Interest paid in cash	$ 1,654,565	$ 1,801,100
Income taxes paid in cash	$ 144,197	$ 69,217

See accompanying notes to the consolidated financial statements.

1) Summary of Significant Accounting Policies:

Organization and Purpose

MDA Holdings, Inc. and Subsidiaries (the "Company") is primarily engaged in providing staffing solutions to the healthcare community throughout the United States. The Company is also engaged in credentialing and licensing services and provides medical professional liability insurance to the Company through Jamestown Indemnity, LTD, (the "Captive").

Principles of Consolidation

The accompanying financial statements include the accounts of all wholly-owned subsidiaries after elimination of all significant intercompany items and transactions. The affiliated companies included within the consolidated financial statements and their related business activities are as follows:

Medical Doctors Associates, Inc.

Medical Doctors Associates, Inc. provides locum tenens and permanent physician staffing solutions to the healthcare community throughout the United States.

Allied Health Group, Inc.

Allied Health Group, Inc. ("AHG") services health care clients with staffing needs in the mid-level or allied health care provider role (Physician Assistants, Nurse Practitioners, Physical Therapist, and Occupational Therapist) on a temporary and permanent basis.

Credent Verification and Licensing, Inc.

Credent is a national, full-service Credentials Verification Organization (CVO) specializing in credentialing and licensing services. The Company discontinued the credentialing and licensing activities to external customers of Credent during 2007. See Note 13.

Jamestown Indemnity, LTD

In April 2005, the Company incorporated Caduceus Ltd. (the "Captive") under the Companies Law of the Cayman Islands. Subsequently, in August 2005, the Captive was renamed Jamestown Indemnity, LTD and in September 2005 obtained an unrestricted Class "B" Insurer's License, subject to the provisions of the Cayman Islands Insurance Law. The Captive provides medical professional liability reinsurance, which follows the fortunes of an underlying insurance policy of the Company and its subsidiaries for medical professional liability insurance reinsurance. In most States, the underlying policy has a deductible of the first $500,000 of each occurrence, inclusive of defense costs, and the Company reinsures that risk with the

1) Significant Accounting Policies (Continued):

Captive. The Captive's reinsurance policy is a deductible buy-back reinsurance policy covering the deductible element of the Company's insurance. The reinsurance policy covers the period from April 1, 2006 to April 1, 2007, the period from April 1, 2007 to April 1, 2008, and the period April 1, 2008 to April 1, 2009.

Basis of Accounting

Assets and liabilities are recorded and revenues and expenses are recognized on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less to be cash equivalents. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2008 and December 31, 2007, amounts on deposit exceeded federally insured limits by $1,283,489 and $5,681,190 respectively.

Receivables

The Company provides an allowance for doubtful collections that is based upon review of outstanding receivables, historical collection information, and existing economic conditions. Trade receivables are due 30 days after issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Property and Equipment

Property and equipment are recorded at cost. The capitalization threshold is $1,000. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized over the lesser of the remaining lease terms or the service lives of the improvements using the straight-line method. Costs incurred in the development of software to be used in operations have been capitalized as work in process (WIP) and will be depreciated over the useful life of the internally developed software as the discrete projects come online. Depreciation expense for the periods ended June 30, 2008 and 2007 was $376,448 and $177,012, respectively.

1) <u>Significant Accounting Policies (Continued):</u>

<u>Provisions for Insurance Loss</u>

The Captive provides medical professional liability reinsurance, the nature of which produces an inherent difficulty in quantifying the ultimate cost of settlement of losses which may result from claims on the Company.

The provision for outstanding losses includes an amount for outstanding claims determined from reports and individual cases and an amount based upon estimates by the directors and management for losses incurred but not reported. Such liabilities are necessarily based on estimates and the ultimate cost may be in excess of, or less than, the amounts provided. The methods of making such estimates and for establishing the resulting provision are continually reviewed and any resulting adjustments are reflected in earnings at the time the adjustments are known.

The Company's liability for losses is ultimately based on management's expectations of future events, supported by an actuarial review. It is reasonably possible that the expectations associated with these amounts could change in the near term (i.e., within one year) and that the effect of such changes could be material to the financial statements.

<u>Income Taxes</u>

Effective January 1, 2006, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and similar state statutes. Under those provisions, the shareholder is responsible for individual income taxes on the Company's taxable income or loss. Certain states do not recognize this election. Tax expense reflected in the financial statements is for amounts due in those states.

2) Restricted Cash

Under the terms of the Company's reinsurance policy it is required to guarantee the payment of claims to its insured party's primary medical malpractice insurance carrier via a letter of credit. The value of this letter of credit amounted to $5,000,000 at June 30, 2008 and December 31, 2007, which is secured against cash held by the Captive in a restricted account.

3) Outstanding Loss Reserves

	June 30, 2008	December 31, 2007
Provision for losses incurred:		
Outstanding case reserves	$ 955,983	$ 558,970
Incurred but not reported reserve	6,931,284	6,382,395
	$ 7,887,267	$ 6,941,365

Activity for the outstanding loss provision is summarized as follows:

Balance at beginning of year	$ 6,941,365	$ 5,085,693
Incurred related to:		
Current period	868,515	2,215,074
Prior period	239,741	298,087
	1,108,256	2,423,161
Paid related to:		
Current period	—	(58,321)
Prior Period	(162,354)	(509,168)
	(162,354)	(567,489)
	$ 7,887,267	$ 6,941,365

4) Line of Credit

Effective November 1, 2005, the Company entered into a financing arrangement with a financial institution which provided a $10,000,000 revolving line of credit with interest at the Prime Rate or LIBOR plus 2.25%. Additionally, the Company was required to pay a Commitment Fee in the amount of three eighths of one percent (.375%) of the daily unused facility. The borrowings are in a first priority position over other debt and are collateralized by ESOP pledged shares and all assets of MDA Holdings, Inc., Medical Doctors Associates, Inc., Allied Health Group, Inc., and Credent, Inc. The Company is required to maintain financial covenants and was in compliance with these covenants as of June 30, 2008 and December 31, 2007, respectively. The initial term of the agreement is for a three year period commencing November 1, 2005.

The prime rate at June 30, 2008 and December 31, 2007 was 5.00% and 7.25%, respectively. There was no outstanding balance on the line of credit at June 30, 2008 and December 31, 2007, respectively.

5) Long-Term Liabilities

The Company has several Stock Redemption and ESOP term notes payable outstanding at June 30, 2008 and December 31, 2007. Additionally, the Company has an unsecured term note payable outstanding at June 30, 2008 and December 31, 2007. These notes bear interest at 9%. The redemption notes have maturities ranging from May 1, 2018 to January 1, 2027. The ESOP and term notes mature in 2023. Scheduled future principal repayments on these notes as of June 30, 2008 are as follows:

	Redemption Notes	ESOP Notes	Term Note
2008	$ 104,403	$ 428,723	$ 201,858
2009	223,386	1,096,706	431,909
2010	244,341	1,199,586	292,299
2011	267,262	1,312,114	—
2012	292,333	1,435,199	—
2013 – 2017	1,928,212	9,466,509	—
2018 - 2022	1,087,887	12,212,006	—
2023 - 2027	1,161,828	1,409,481	—
	$ 5,309,652	$ 28,560,324	$ 926,066

6) Operating Lease Commitments

The Company leases office space and equipment under non-cancelable agreements accounted for as operating leases. The following is a schedule of future minimum rental payments under operating leases as of June 30, 2008:

6) Operating Lease Commitments (Continued)

Year Ended December 31,

2008	$	502,312
2009		973,886
2010		655,727
2011		622,324
2012		562,646
2013 and thereafter		350,000
	$	3,666,895

Future minimum rental payments include payments under a lease with an entity partially owned by a former shareholder which expires February 28, 2014. Rental expense under this operating lease amounted to $150,000 for the periods ended June 30, 2008 and 2007. Total rental expense under all operating leases amounted to $515,395 and $430,829 for the periods ended June 30, 2008 and 2007, respectively.

7) 401(K) Savings Plan

All permanent employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting the age and length of employment requirement. The plan is administered by the Company. Contributions of the Company are made at the discretion of the Board of Directors. The Company contributed $0 and $115,946 to the plan during the periods ended June 30, 2008 and 2007, respectively.

8) Employee Stock Ownership Plan

The Company sponsors a leveraged employee stock ownership plan ("ESOP"). Employees of the Company and its participating subsidiaries are eligible to participate in the Plan provided they are a "Covered Employee". A Covered Employee is any person employed by MDA Holdings, Inc. or its subsidiaries, with the exception of any employee of Allied Health Group, Inc. who is classified as an allied health care provider actually providing healthcare services. Persons not included in the Company's payroll records (i.e. Independent contracting leased employees) are not considered Covered Employees. Effective January 1, 2006, eligible participants must have attained 21 years of age and completed six months of service. Employees vest after completion of three years of service for employees terminating on or after January 1, 2007. A year of service is a calendar year of at least 1,000 hours of service. Service on and after January 1, 2004, will be included in each employees vesting schedule.

8) Employee Stock Ownership Plan (Continued)

During 2005, the ESOP purchased 402,607 shares of common stock from the shareholders of the Company. The transaction was financed by cash and term notes to the shareholders from the ESOP and guaranteed by the Company. The Company accounts for these ESOP shares in accordance with Statement of Position 93-6. The debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the Balance Sheet of the Company. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. As of June 30, 2008 and December 31, 2007, 287,729 shares remained unallocated. The Company's stock was estimated to have a value at June 30, 2008 and December 31, 2007 of $105.00 and of $101.68 per share, respectively.

9) Stock Redemption

Effective November 11, 2005, the Company redeemed 97,393 shares of treasury stock from its shareholders for a total purchase price of $9,403,489 by entering into term notes. The notes bear interest at 9% and have maturities ranging from May 1, 2018 to January 1, 2027.

10) Advertising Costs

The Company incurs advertising costs related to physician placements. These costs are expensed as incurred. Total advertising costs for the periods ended June 30, 2008 and 2007 were $184,334 and $128,193, respectively.

11) Concentration of Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high quality credit institutions. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

12) Income Taxes

Income tax benefit (expense) is comprised of the following components:

	2008	2007
Current:		
Current Federal Income Tax	$ —	$ —
Current State Income Tax	151,291	264,681
	151,291	264,681
Deferred Federal & State Income tax	—	—
	$ 151,291	$ 264,681

13

13) Discontinued Operations

During 2007, certain operations were discontinued within Credent related to licensing and credentialing services. Revenues for the discontinued operations for the period ended June 30, 2007 totaled $364,665 ($278,290 after eliminations). It is not anticipated that any assets will be disposed of or impaired relative to the discontinued operations.

14) Performance Share Plan

On October 1, 2005 the Company adopted a performance share plan designed to retain designated key employees of the Company and its Subsidiaries. The maximum aggregate award available to the employee group under the plan would be the issuance of 23,151 of performance shares. A performance share is one synthetic equity unit with a value equal to the fair market value of one share of Company stock held by the MDA Holdings, Inc. ESOP Plan.

Additionally, on January 1, 2007 the Company adopted the 2007 Tier II Performance Share Plan. The maximum aggregate award available to the employee group under this plan would be the issuance of 15,000 of performance shares. A performance share is one synthetic equity unit with a value equal to the fair market value of one share of Company stock held by the MDA Holdings, Inc. ESOP Plan.

Financial performance goals were established and the performance periods to which the award relates begin January 1, 2006 and January 1, 2007. Performance shares would be eligible for vesting at the rate of 20 percent for such performance period based on rolling three-year performance periods (with the exception that the first performance period is composed of two years) beginning January 1, 2006 and ending December 31, 2011 unless other arrangements have been agreed to in individual award agreements.

Subject to certain provisions, any earned and vested performance shares will be converted to a cash amount, based on the fair market value of company stock as of the date of the participant's termination of service. 20 percent of all converted performance shares will be paid on or as soon as practicable after the May 1st which follows the date of conversion. The remaining 80 percent will be paid in 20 percent installments on the successive anniversaries of the date on which the first installment is paid. In the event of a change in control, all vested and unvested performance shares will be paid, in a single sum in cash, on the date on which the change in control occurs.

At June 30, 2008 and 2007 the accrued liability for vested share units and compensation cost were $3,674,359 and $704,714.

15) Subsequent Event

On September 9, 2008, substantially all of the assets of the Company and all of the outstanding stock of the Captive were transferred from MDA Holdings, Inc. (formerly known as Medical Doctors Associates, Inc.) to StoneCo H, Inc. StoneCo H Inc. was subsequently renamed MDA Holdings, Inc. MDA Holdings, Inc. is 100% owned by the new ultimate parent, Cross Country Healthcare, Inc.

EXHIBIT 99.4

Cross Country Healthcare, Inc.
Unaudited Pro Forma Financial Statements

Links

Cross Country Healthcare, Inc.
Unaudited Pro Forma Condensed Combined Financial Information

On September 9, 2008, Cross Country Healthcare, Inc. (the "Company" or "CCH Inc.") consummated the acquisition of substantially all of the assets of privately-held MDA Holdings, Inc. and its subsidiaries and all of the outstanding stock of a subsidiary of MDA Holdings, Inc. (collectively, "MDA"). The Company paid $115.9 million in cash at closing, which included $3.6 million as an estimated net working capital adjustment which is subject to final adjustments. The Company's senior secured revolving credit facility was amended and restated in connection with the acquisition of MDA. The $200.0 million Credit Agreement, dated as of November 10, 2005 and Amended and Restated as of September 9, 2008 (the "Credit Agreement") keeps in place an existing $75.0 million revolving credit facility and provides for a 5-year $125.0 million term loan facility with Wachovia Capital Markets, LLC and certain of its affiliates, Banc of America Securities LLC and certain other lenders. The proceeds from the term loan were used to fund the acquisition, pay financing related fees, and pay certain acquisition expenses. The remainder of the proceeds was used to reduce borrowings under its revolving credit agreement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2007, the three months ended March 31, 2008, the six months ended June 30, 2008, and the nine months ended September 30, 2008, give effect to this acquisition as if the transaction had occurred at the beginning of each period. The unaudited pro forma condensed combined balance sheet as of June 30, 2008, gives effect to this acquisition as if the transaction occurred at June 30, 2008.

The unaudited pro forma condensed combined financial information is based on the historical statements of the acquired business giving effect to the transaction under the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the pro forma condensed combined financial information.

The pro forma information does not purport to be indicative of the combined results of operations that actually would have taken place if transactions had occurred on such dates.

Cross Country Healthcare, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations - Year Ended
December 31, 2007
(unaudited, amount in thousands)

	CCH Inc. As Reported December 31, 2007	MDA Consolidated As Reported December 31, 2007 (a)	Pro Forma Adjustments	Pro Forma Combined
Revenue from services	$ 718,272	$ 158,022	$ —	$876,294
Operating expenses:				
Direct operating expenses	543,608	117,934	—	661,542
Selling, general and administrative expenses	122,692	28,858	(1,384)(b)	150,166
ESOP expenses	—	2,130	(2,130)(c)	—
Bad debt expense	1,559	20		1,579
Depreciation	6,309	393	253 (d)	6,955
Amortization	2,051	—	2,427 (e)	4,478
Legal settlement charge	34	—	—	34
Total operating expenses	676,253	149,335	(834)	824,754
Income from operations	42,019	8,687	834	51,540
Other expenses:				
Foreign exchange loss/other	93	—	—	93
Interest expense, net	2,587	(601)	7,221 (f)	9,207
ESOP interest expense	—	3,480	(3,480)(g)	—
Income before income taxes	39,339	5,808	(2,907)	42,240
Income tax expense	14,759	369	791 (h)	15,919
Income from continuing operations	$ 24,580	$ 5,439	$ (3,698)	$ 26,321
Income from continuing operations per common share:				
Basic	$ 0.77			$ 0.82
Diluted	$ 0.76			$ 0.81
Weighted average shares outstanding - Basic	31,973			31,973
Weighted average shares outstanding - Diluted	32,484			32,484

Notes to the Unaudited Pro Forma Condensed Combined Financial Information for the
Year Ended December 31, 2007
(amounts in thousands)

(a) Represents the audited consolidated historical results of MDA for the year ended December 31, 2007.

(b) Pro forma adjustment to remove expenses that will not continue as a result of the acquisition, primarily related to MDA's Performance Share Plan.

(c) Pro forma adjustment to remove the expense of MDA's Employee Stock Ownership Plan (ESOP) which is excluded from the transaction.

(d) Pro forma adjustment to record additional depreciation expense related to a write-up of software costs to its estimated fair value.

(e) Pro forma adjustment to record the estimated amortization of specifically identifiable assets with definite lives acquired of $23,000 over their estimated lives, including $20,000 of customer relationships over 12 years, $2,000 of database value over 5 years and $1,000 of non-compete agreements over a weighted average life of 4 years.

(f) Pro forma adjustment to interest expense to reflect the impact of the incremental borrowings under our term loan from the beginning of the period.

(g) Pro forma adjustment to remove interest expense related to ESOP debt that is excluded from the transaction.

(h) Effect of the pro forma adjustments on the provision for income taxes.

Cross Country Healthcare, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations - Three Months Ended
March 31, 2008
(unaudited, amount in thousands)

	CCH Inc. Three Months Ended March 31, 2008	MDA Consolidated Three Months Ended March 31, 2008 (a)	Pro Forma Adjustments	Pro Forma Combined
Revenue from services	$ 179,251	$ 40,363	$ —	$219,614
Operating expenses:				
Direct operating expenses	134,074	30,430	—	164,504
Selling, general and administrative expenses	32,165	9,014	(1,880)(b)	39,299
ESOP expenses	—	67	(67)(c)	—
Bad debt expense	484	(47)		437
Depreciation	1,786	181	63 (d)	2,030
Amortization	673	—	607 (e)	1,280
Total operating expenses	169,182	39,645	(1,277)	207,550
Income from operations	10,069	718	1,277	12,064
Other expenses:				
Foreign exchange loss/other	(6)	—	—	(6)
Interest expense, net	639	(141)	1,918 (f)	2,416
ESOP interest expense	—	802	(802)(g)	—
Income before income taxes	9,436	57	161	9,654
Income tax expense	3,586	72	15 (h)	3,673
Income from continuing operations	$ 5,850	$ (15)	$ 146	$ 5,981
Income from continuing operations per common share:				
Basic	$ 0.19			$ 0.19
Diluted	$ 0.19			$ 0.19
Weighted average shares outstanding - Basic	31,149			31,149
Weighted average shares outstanding - Diluted	31,333			31,333

4

**Notes to the Unaudited Pro Forma Condensed Combined Financial Information for the
Three Months Ended March 31, 2008
(amounts in thousands)**

(a) Represents the unaudited historical results of MDA for the three months ended March 31, 2008.

(b) Pro forma adjustment to remove expenses that will not continue as a result of the acquisition, primarily related to MDA's Performance Share Plan.

(c) Pro forma adjustment to remove the expense of MDA's Employee Stock Ownership Plan (ESOP) that has been excluded from the transaction.

(d) Pro forma adjustment to record additional depreciation expense related to a write-off of software costs pursuant to an estimated valuation of software.

(e) Pro forma adjustment to record the estimated amortization of specifically identifiable assets with definite lives acquired of $23,000 over their estimated lives, including $23,000 of customer relationships over 12 years, $2,000 of database value over 5 years and $1,000 of non-compete agreements over a weighted average life of 4 years.

(f) Pro forma adjustment to interest expense to reflect the impact of the incremental borrowings under our term loan from the beginning of the period.

(g) Pro forma adjustment to remove interest expense related to ESOP debt that is excluded from the transaction.

(h) Effect of the pro forma adjustments on the provision for income taxes.

Cross Country Healthcare, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations - Six Months Ended
June 30, 2008
(unaudited, amount in thousands)

	CCH Inc. Six Months Ended June 30, 2008	MDA Consolidated Six Months Ended June 30, 2008 (a)	Pro Forma Adjustments	Pro Forma Combined
Revenue from services	$ 350,202	$ 84,715	$ —	$ 434,917
Operating expenses:				
Direct operating expenses	259,385	63,202	—	322,587
Selling, general and administrative expenses	64,288	18,623	(3,685)(b)	79,226
ESOP expenses	—	396	(396)(c)	—
Bad debt expense	484	159		643
Depreciation	3,563	376	126 (d)	4,065
Amortization	1,316	—	1,213 (e)	2,529
Total operating expenses	329,036	82,756	(2,742)	409,050
Income from operations	21,166	1,959	2,742	25,867
Other expenses:				
Foreign exchange loss/other	(40)	—		(40)
Interest expense, net	1,172	(223)	3,694 (f)	4,643
ESOP interest expense	—	1,634	(1,634)(g)	—
Income before income taxes	20,034	548	682	21,264
Income tax expense	7,813	151	341 (h)	8,305
Income from continuing operations	$ 12,221	$ 397	$ 341	$ 12,959
Income from continuing operations per common share:				
Basic	$ 0.40			$ 0.42
Diluted	$ 0.39			$ 0.42
Weighted average shares outstanding - Basic	30,908			30,908
Weighted average shares outstanding - Diluted	31,093			31,093

Cross Country Healthcare, Inc.
Pro Forma Condensed Combined Balance Sheet as of June 30, 2008
(unaudited, amounts in thousands)

	CCH Inc.	MDA Consolidated (i)	Pro Forma Adjustments	Pro Forma Combined
Current assets:				
Cash and cash equivalents	$ 4,812	$ 6,859	$ (3,859)(j)	$ 7,812
Restricted cash	—	5,000	—	5,000
Accounts receivable, net	107,503	23,533	—	131,036
Deferred income taxes	6,531	—	—	6,531
Other current assets	17,209	2,351	—	19,560
Total current assets	136,055	37,743	(3,859)	169,939
Property and equipment, net	22,147	3,389	758 (k)	26,294
Goodwill and other intangible assets, net	373,415	—	94,450 (k)	467,865
Debt issuance costs	549	—	2,635 (k)	3,184
Other assets	1,060	28	—	1,088
Total assets	$ 533,226	$ 41,160	$ 93,984	$ 668,370
Current liabilities:				
Accounts payable and accrued expenses	$ 7,365	$ 4,082	$ (3,021)(l)	$ 8,426
Accrued employee compensation and benefits	27,514	14,632	(125)(l)	42,021
Income tax payable	3,829	—	—	3,829
Current portion of long-term debt and note payable	3,093	627	(627)(l)	3,093
Current portion of ESOP Note	—	1,049	(1,049)(l)	—
Other current liabilities	8,279	551	—	8,830
Total current liabilities	50,080	20,941	(4,822)	66,199
Deferred income taxes	49,544	—	—	49,544
Long term debt	31,248	5,609	113,416 (m)	150,273
ESOP Note	—	27,511	(27,511)(l)	—
Other long-term liabilities	9,962	5,084	(5,084)(l)	9,962
Total liabilities	140,834	59,145	75,999	275,978
Commitments and contingencies				
Stockholders' equity				
Common stock	3	—	—	3
Additional paid-in-capital	235,714	—	—	235,714
Other stockholders' equity	156,675	(17,985)	17,985 (n)	156,675
Total stockholders' equity	392,392	(17,985)	17,985	392,392
Total liabilities and stockholders' equity	$ 533,226	$ 41,160	$ 93,984	$ 668,370

7

Notes to the Unaudited Pro Forma Condensed Combined Financial Information for the
Six Months Ended June 30, 2008
(Amounts in thousands)

(a) Represents the unaudited historical results of MDA for the six months ended June 30, 2008.

(b) Pro forma adjustment to remove expenses that will not continue as a result of the acquisition, primarily related to MDA's Performance Share Plan.

(c) Pro forma adjustment to remove the expense of MDA's Employee Stock Ownership Plan (ESOP) that has been excluded from the transaction.

(d) Pro forma adjustment to record additional depreciation expense related to a write-off of software costs to its estimated fair value.

(e) Pro forma adjustment to record the estimated amortization of specifically identifiable assets with definite lives acquired of $23,000 over their estimated lives, including $20,000 of customer relationships over 12 years, $2,000 of database value over 5 years and $1,000 of non-compete agreements over a weighted average life of 4 years.

(f) Pro forma adjustment to interest expense to reflect the impact of the incremental borrowings under our term loan from the beginning of the period.

(g) Pro forma adjustment to remove interest expense related to ESOP debt that is excluded from the transaction.

(h) Effect of the pro forma adjustments on the provision for income taxes.

(i) Represents the unaudited historical balance sheet of MDA as of June 30, 2008.

(j) Pro forma adjustment to exclude: 1) $2,700 of excess cash at the Captive that is excluded from the transaction and 2) adjustment to remove excluded corporate cash - $1,159.

(k) Represents: 1) purchase accounting adjustment to record the estimated fair value of tangible and intangible assets (subject to adjustments after outside valuation is performed); and 2) estimated debt issuance costs for term loan.

(l) Pro forma adjustment for excluded liabilities as per the asset purchase agreement.

(m) Pro forma adjustment for: incremental borrowings ($125,000 term loan net of revolver repayment) necessary to fund acquisition and related estimated costs - $119,025; and 2) adjustment to exclude debt not assumed in transaction - $5,609.

(n) Represents the elimination of MDA's equity.

Cross Country Healthcare, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations - Nine Months Ended
September 30, 2008
(unaudited, amount in thousands)

	CCH Inc. Nine Months Ended September 30, 2008	MDA Consolidated Period From January 1, 2008 to September 8, 2008 (a)	Pro Forma Adjustments	Pro Forma Combined
Revenue from services	$ 528,336	$ 119,705	$ —	$ 648,041
Operating expenses:				
Direct operating expenses	390,081	90,055	—	480,136
Selling, general and administrative expenses	97,763	25,836	(5,218)(b)	118,381
ESOP expenses	—	3,818	(3,818)(c)	—
Bad debt expense	687	205		892
Depreciation	5,352	614	189 (d)	6,155
Amortization	2,029	—	1,672 (e)	3,701
Total operating expenses	495,912	120,528	(7,175)	609,265
Income from operations	32,424	(823)	7,175	38,776
Other expenses:				
Foreign exchange loss/other	(119)	—		(119)
Interest expense, net	1,960	(279)	5,009 (f)	6,690
ESOP interest expense	—	2,269	(2,269)(g)	—
Income before income taxes	30,583	(2,813)	4,435	32,205
Income tax expense	12,191	302	347 (h)	12,840
Income from continuing operations	$ 18,392	$ (3,115)	$ 4,088	$ 19,365
Income from continuing operations per common share:				
Basic	$ 0.60			$ 0.63
Diluted	$ 0.59			$ 0.62
Weighted average shares outstanding - Basic	30,842			30,842
Weighted average shares outstanding - Diluted	31,032			31,032

**Notes to the Unaudited Pro Forma Condensed Combined Financial Information for the
Nine Months Ended September 30, 2008
(dollar amounts in thousands)**

(a) Represents the unaudited historical results of MDA for the period from January 1, 2008 to September 8, 2008.
(b) Pro forma adjustment to remove expenses that will not continue as a result of the acquisition, primarily related to MDA's Performance Share Plan.
(c) Pro forma adjustment to remove the expense of MDA's Employee Stock Ownership Plan (ESOP) that has been excluded from the transaction.
(d) Pro forma adjustment to record additional depreciation expense related to a write-off of software costs pursuant to an estimated valuation of software.
(e) Pro forma adjustment to record the estimated amortization of specifically identifiable assets with definite lives acquired of $23,000 over their estimated lives, including $20,000 of customer relationships over 12 years, $2,000 of database value over 5 years and $1,000 of non-compete agreements over a weighted average life of 4 years.
(f) Pro forma adjustment to interest expense to reflect the impact of the incremental borrowings under our term loan from the beginning of the period.
(g) Pro forma adjustment to remove interest expense related to ESOP debt that is excluded from the transaction.
(h) Effect of the pro forma adjustments on the provision for income taxes.